Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) QUARTERLY UPDATE OF RESUMPTION PROGRESS;

(2) SECOND QUARTER 2025 OPERATIONAL HIGHLIGHTS;

AND

(3) CONTINUED SUSPENSION OF TRADING

This announcement is made by Lufax Holding Ltd (the “Company”, together with its subsidiaries and other consolidated entities, the “Group”) pursuant to Rules 13.09, 13.24 and 13.24A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). References are made to the Company’s announcements dated January 27, 2025, January 28, 2025, March 3, 2025, March 28, 2025, April 23, 2025, May 9, 2025, and June 25, 2025 (collectively the “Announcements”), in connection with, among other things, the matters relating to the suspension of trading, the resumption guidance, and the quarterly update of the resumption progress. Unless otherwise defined, capitalized terms used in this announcement shall bear the same meanings as those defined in the Announcements.

Pursuant to Rule 13.24A of the Listing Rules, the Board wishes to update the Shareholders and other investors regarding the following latest developments of the Company and the progress in fulfilling the Resumption Guidance as of the date of this announcement.

I.	QUARTERLY UPDATE SUMMARY OF RESUMPTION PROGRESS

With reference to the quarterly update announcement of the Company dated April 23, 2025, as of the date of this announcement, the Company’s further progress in fulfilling the Resumption Guidance is as follows:

(i)

With respect to the Independent Investigation into the Subject Transactions, as previously disclosed, the Company is responding to certain inquiries and comments received from the Stock Exchange. Subject to answering and satisfying the relevant requirements of the Stock Exchange, the Company intends to make further disclosures related to the Subject Transactions when and as appropriate;

(ii)

Following the Shareholders’ approval of the change of auditors at the EGM held on June 25, 2025, the Company has engaged Ernst & Young and Ernst & Young Hua Ming LLP (collectively “EY”) as its successor auditors and is cooperating with EY to formulate a new audit timetable for the publication of all outstanding financial results required under the Listing Rules as soon as practicable;

(iii)

The Company has appointed Deloitte Consulting (Shanghai) Co., Ltd. (“Deloitte”) as its Independent Internal Control Consultant to conduct review on the internal control policies and procedures of the Group, specifically targeting key areas including corporate governance, wealth management business, financial reporting and disclosure, related party & transaction management, cash and liquidity management, and investment and valuation management, and to provide corresponding recommendations for rectification to improve the Group’s internal control system; and

(iv)

Since the suspension of trading of the ordinary shares on the Stock Exchange and up to the date of this announcement, the Group has continued its normal business operations. Operational highlights for the second quarter ended June 30, 2025 of the Group, based on a preliminary assessment by the Board, are set out in this announcement below.

II.	SECOND QUARTER 2025 OPERATIONAL HIGHLIGHTS

Set out below are the operational highlights for the second quarter ended June 30, 2025 of the Group, based on a preliminary assessment by the Board.

•

Total outstanding balance of loans was RMB193.4 billion as of June 30, 2025 compared to RMB235.2 billion as of June 30, 2024, representing a decrease of 17.8%, among which the outstanding balance of consumer finance loans was RMB54.5 billion as of June 30, 2025, compared to RMB42.0 billion as of June 30, 2024, representing an increase of 29.8%.

•

Total new loans enabled were RMB48.9 billion in the second quarter of 2025, representing an increase of 8.1% compared to RMB45.2 billion in the same period of 2024, among which new consumer finance loans were RMB28.9 billion in the second quarter of 2025, compared to RMB22.1 billion in the same period of 2024, representing an increase of 30.6%.

•	Cumulative number of borrowers increased by 19.9% to approximately 27.8 million as of June 30, 2025 from approximately 23.2 million as of June 30, 2024.

•

As of June 30, 2025, including the consumer finance subsidiary, the Company bore risk on 83.7% of its outstanding balance, up from 56.7% as of June 30, 2024. Credit enhancement partners bore risk on the other 16.2% of the outstanding balance.

•	As of June 30, 2025, excluding the consumer finance subsidiary, the Company bore risk on 84.0% of its outstanding balance, up from 49.9% as of June 30, 2024.

•

C-M3 flow rate[1] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 0.9% in the second quarter of 2025, as compared to 0.8% in the first quarter of 2025. Flow rates for the general unsecured loans and secured loans the Company had enabled were 0.9% and 0.9% respectively in the second quarter of 2025, as compared to 0.8% and 1.0% respectively in the first quarter of 2025.

•

Days past due (“DPD”) 30+ delinquency rate[2] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 4.6% as of June 30, 2025, as compared to 4.5% as of March 31, 2025. DPD 30+ delinquency rate for general unsecured loans was 4.4% as of June 30, 2025, as compared to 4.2% as of March 31, 2025. DPD 30+ delinquency rate for secured loans was 5.3% as of June 30, 2025, as compared to 5.4% as of March 31, 2025.

•

DPD 90+ delinquency rate[3] for total loans enabled, excluding the consumer finance subsidiary, was 2.7% as of June 30, 2025, as compared to 2.6% as of March 31, 2025. DPD 90+ delinquency rate for general unsecured loans was 2.5% as of June 30, 2025, as compared to 2.5% as of March 31, 2025. DPD 90+ delinquency rate for secured loans was 3.2% as of June 30, 2025, as compared to 3.0% as of March 31, 2025.

•	As of June 30, 2025, the non-performing loan (NPL) ratio[4] for consumer finance loans was 1.2% as compared to 1.2% as of March 31, 2025.

[1]

C-M3 flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products, consumer finance subsidiary, PAObank and LUAN credit subsidiaries are excluded from the flow rate calculation.

[2]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, PAObank and LUAN credit subsidiaries are excluded from the calculation.

[3]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, PAObank and LUAN credit subsidiaries are excluded from the calculation.

[4]

Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

III.	CONTINUED SUSPENSION OF TRADING

At the request of the Company, trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025, and will remain suspended.

The Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, July 17, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.

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